Mail Stop 6010

November 30, 2006

Mr. Mark A. Blinn
Vice President and Chief Financial Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

     RE: **Flowserve Corporation**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed June 30, 2006
              File No. 1-13179

Dear Mr. Blinn:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant